UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

CONTENTS

The following documents of the Registrant are submitted herewith:

PART I – FINANCIAL INFORMATION

		Page

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

99.2	Unaudited Condensed Consolidated Balance Sheets as of September 23, 2023 and March 25, 2023	11

99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 23, 2023 and September 24, 2022	12

99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 23, 2023 and September 24, 2022	13

99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity (Deficiency) for the twenty-six week periods ended September 23, 2023 and September 24, 2022	14

99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 23, 2023 and September 24, 2022	15

99.7	Notes to the Unaudited Condensed Consolidated Financial Statements	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC. (Registrant)

	By:	/s/ Katia Fontana
Date: November 30, 2023		Vice President and Chief Financial Officer

PART I – FINANCIAL INFORMATION

EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Description of operations, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document. Unless the context otherwise requires, all references in this MD&A to “the Company”, “Birks Group”, “Birks” “we”, “our”, “ours”, and “us” refer to Birks Group Inc., a Canadian corporation.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 25, 2023 as fiscal 2023, and the current fiscal year ending March 30, 2024 as fiscal 2024. Fiscal 2024 consists of a fifty-three week period while fiscal 2023 consists of a 52 week period.

All figures presented in this MD&A are in $CAD unless otherwise specified.

Overview

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry and timepiece retail stores in Canada, with wholesale customers in North America, Europe, the U.K., and North Africa. As of the date of this MD&A, Birks Group operated 21 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary operated under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one retail location in Vancouver operated under the Patek Philippe brand, and one retail location in Laval, Quebec, operated under the Breitling brand. Bijoux Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States, in W. Kruk stores in Poland as well as at certain jewelry retailers across North America.

Current Developments

Economic risk factors

The Company believes recent general economic conditions, including stock market volatility, inflation and interest rates, could lead to a slow-down in certain segments of the global economy and affect the amount of discretionary income spent by potential consumers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected. The Company will continue to monitor and evaluate the impact on its operations, results from operations and financial conditions, and their potential impacts on customer behavior and consumer spending. Inflationary pressures may persist in future periods and may have an adverse effect on our ability to maintain current SG&A expenses as a percentage of revenues.

Compliance with NYSE American LLC Continued Listing Standards

On February 6, 2022, the Company was notified by NYSE American LLC (“NYSE American”) that it was back in compliance with all of the NYSE American’s continued listing standards set forth in Part 10 of the NYSE American Company Guide (“Company Guide”). As previously reported, on August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Furthermore, on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide. That section applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Lastly, on June 25, 2021, the Company was notified by NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide which applies if a listed company has stockholders’ equity of less than U.S. $6.0 million and has reported losses from operations and/or net losses in its five most recent fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide. On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). During the Plan Period, the Company submitted quarterly plan updates to NYSE American, and all of the quarterly updates were accepted by the NYSE American. As of the end of the Plan Period, the Company’s stockholders’ equity was $7.1 million, which is above the U.S. $6.0 million required to comply with Sections 1003(a)(i) through (iii) of the Company Guide. As a result, the Company received a letter from the NYSE American confirming that the Company regained compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide.

NYSE American does not normally consider suspending dealings with issuers that are below standards (i) through (iii) of Section 1003(a) of the Company Guide if the issuer has a total market capitalization of U.S. $50,000,000 or total assets and revenue of U.S. $50,000,000 each in its last fiscal year or two of its last three fiscal years, and the issuer has at least 1,100,000 shares publicly held, 400 round lot shareholders, and a market value of publicly held shares of at least U.S. $15,000,000.

Investment in RMBG Joint Venture

In April of 2021, the Company entered into a joint venture with FWI LLC (“FWI”) to form RMBG Retail Vancouver ULC (“RMBG”). In Fiscal 2023, the joint venture became operational. RMBG operates a boutique in Vancouver, retailing third party branded watches, sales of which were historically recognized at the Company’s Vancouver Flagship location and are now recognized through the joint venture. The Company and FWI both contributed certain assets for a 49% and 51% equity interest respectively in RMBG, the legal entity comprising the joint venture. FWI has controlled the joint venture since its inception. The Company has determined that it has significant influence but not control over RMBG and therefore has applied the equity method of accounting to account for its investment in RMBG. Such accounting treatment has an impact on period-to-period comparisons of sales, gross profit, operating expenses, and operating income, as the Company’s share of RMBG’s profits are now recorded within Equity in earnings of joint venture, net of taxes on the Company’s condensed consolidated statements of operations.

Description of Operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, debit cards, third-party credit cards, private label credit cards and proprietary credit cards to make purchases. The level of our sales is impacted by the number of sales transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party retail brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented approximately 4.2% of sales during the twenty-six week period ended September 23, 2023 and approximately 4.6% of sales during the twenty-six week period ended September 24, 2022. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

Over the short-term, we intend to focus our efforts on those strategies and key drivers of our performance that we believe are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Birks product brand through the expansion of all sales channels including international channels of distribution and e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of the Birks product brand, as well as our third party retail brands with an objective of maintaining and increasing customer traffic, client acquisition and retention, and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain top talent whose values are aligned with our omni-channel strategic vision.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 25, 2023 filed with the SEC on June 23, 2023, in the Critical Accounting Policies and Estimates section contained therein.

Operating results

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales accordingly. Comparable store sales measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

Comparable store sales

For the 26 weeks ended September 23, 2023	For the 26 weeks ended September 24, 2022
4.3%	8.2%

The increase in comparable store sales of 4.3% during the twenty-six week period ended September 23, 2023 is mainly attributable to the performance of both branded watches, branded jewelry, and Brinkhaus jewelry sales. Branded jewelry and branded timepiece products benefitted from the Company’s continuously improving third party brand portfolio and client offering.

The following table sets forth, for the twenty-six week period ended September 23, 2023 and for the twenty-six week period ended September 24, 2022, the amounts in our consolidated statements of operations:

	Twenty-Six Week Period Ended
	September 23, 2023	September 24, 2022

	(In thousands)
Net sales	$87,817	$80,040
Cost of sales	51,750	46,170

Gross profit	36,067	33,870

Selling, general and administrative expenses	32,483	31,923
Depreciation and amortization	3,089	2,620

Total operating expenses	35,572	34,543

Operating (loss) income	495	(673)
Interest and other financing costs	3,350	2,266
Income taxes	—	—
Equity in earnings of joint venture, net of taxes	1,373	943

Net (loss) income	$(1,482)	$(1,996)

Net Sales

	For the 26 weeks ended September 23, 2023	For the 26 weeks ended September 24, 2022

	(In thousands)
Net Sales – Retail	$82,508	$74,712
Net Sales – Other	5,309	5,328

Total Net Sales	$87,817	$80,040

Total net sales for the twenty-six week period ended September 23, 2023 were $87.8 million compared to $80.0 million in the twenty-six week period ended September 24, 2022, which is an increase of $7.8 million, or 9.7%. Net retail sales were $7.8 million greater than the comparable prior year period, attributable primarily to the increase in both branded watch and branded jewelry sales. The decrease in Net Sales – Other of $0.02 million is primarily driven by a decrease in sales of approximatively 33% from our wholesale business due to timing of sales, partially offset by an increase in the gold exchange business by approximately 50% driven by an increase in events throughout the period, as well as an increase in e-commerce sales.

Gross Profit

	For the 26 weeks ended September 23, 2023	For the 26 weeks ended September 24, 2022

	(In thousands)
Gross Profit – Retail	$34,097	$32,465
Gross Profit – Other	1,970	1,405

Total Gross Profit	$36,067	$33,870

Gross Margin (Total Gross Profit as a % of Total net Sales)	41.1%	42.3%

Total gross profit was $36.1 million, or 41.1% of net sales, for the twenty-six week period ended September 23, 2023 compared to $33.9 million, or 42.3% of net sales for the twenty-six week period ended September 24, 2022. This increase in gross profit is attributable mainly to an increase in the volume of sales specifically in branded watches and branded jewelry. This increase is partially offset by a decrease in gross margin of 120 basis points. The decrease of 120 basis points in gross margin percentage was related to the difference in product mix favoring third party branded watches and jewelry, as well as a lower foreign exchange gain experienced in the period.

SG&A Expenses

SG&A expenses in the twenty-six week period ended September 23, 2023 were $32.5 million, or 37.0% of net sales, compared to $31.9 million, or 39.9% of net sales in the twenty-six week period ended September 24, 2022, an increase of $0.6 million. The drivers of the increase in SG&A expenses in the period include higher general operating and variable costs ($1.2 million) driven by higher credit card fees due to the increase in sales as well as an increase in security costs related to stores being open for longer hours. Compensation costs also increased ($0.3 million) driven by the increase in sales as well as occupancy costs ($0.3 million) related in part to longer store opening hours. These increases are partially offset by lower stock-based compensation ($1.2 million) in part related to the grant of stock based compensation in September 2022 that did not reoccur in September 2023, the fluctuation in stock price for cash-settled awards as well as foreign exchange fluctuations. As a percentage of sales, SG&A expenses in the twenty-six week period ended September 23, 2023 have decreased by 290 basis points as compared to the twenty-six week period ended September 24, 2022.

Depreciation and Amortization Expense

Depreciation and amortization expense for the twenty-six week period ended September 23, 2023 was $3.1 million compared to $2.6 million for the twenty-six week period ended September 24, 2022. This increase of $0.5 million is driven by an increase in capital expenditures over the last year related both to store renovations and the improvements to our e-commerce platform.

Interest and Other Financing Costs

Interest and other financing costs in the twenty-six week period ended September 23, 2023 were $3.4 million compared to $2.3 million in the twenty-six week period ended September 24, 2022, an increase of $1.0 million, driven primarily by an increase of 340 basis points of the weighted average interest rate of the Amended Credit Facility (defined below) and Amended Term Loan (defined below) as well as higher average amount outstanding on the Amended Credit Facility during the twenty-six week period ended September 23, 2023 compared to the twenty-six week period ended September 24, 2022. This was partially offset by an increase in the foreign exchange gains of $0.7 million on U.S. denominated debt during the twenty-six week period ended September 23, 2023 compared to the twenty-six week period ended September 24, 2022.

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 23, 2023, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2017 through 2023 remain open to examination in the major tax jurisdictions in which the Company operates. The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at September 23, 2023.

Equity in earnings of joint venture, net of taxes

During the twenty-six week period ended September 23, 2023, the Company recognized $1.4 million of equity in earnings of joint venture, net of taxes compared to $0.9 million in the twenty-six week period ended September 24, 2022 as a result of its investment in the RMBG joint venture accounted for under the equity method of accounting. The increase is primarily related to an increase in sales in the RMBG joint venture.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including: “EBITDA”, “adjusted operating expenses”, “adjusted operating (loss)/income” and “adjusted EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

Adjusted operating expenses, adjusted operating loss & adjusted EBITDA

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. There were no expenses associated with operational restructuring plans and impairment losses during the twenty-six week periods ended September 23, 2023 and September 24, 2022, respectively.

The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP. EBITDA and adjusted EBITDA are the same.

EBITDA and adjusted EBITDA
	For the twenty-six week period ended
($000’s)	September 23, 2023	September 24, 2022
Net (loss) income (U.S. GAAP measure)	(1,482)	(1,996)
as a % of net sales	-1.7%	-2.5%
Add the impact of:
Interest expense and other financing costs	3,350	2,266
Depreciation and amortization	3,089	2,620

EBITDA (non-GAAP measure)	$4,957	$2,890

as a % of net sales	5.6%	3.6%

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Amended Credit Facility (defined below). As of September 23, 2023, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $59.8 million ($60.2 million net of $0.4 million of deferred financing costs,) on its maximum amount of $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan (defined below) is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Credit Facility and the Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and the Amended Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 23, 2023 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million, maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s preexisting loan from October 2022 to December 2026. The Amended Credit Facility also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of Canadian Dollar Offered Rate (“CDOR”) plus a spread ranging from 1.5% to 2.0% depending on the Company’s excess availability levels. During the twenty-six week period ended September 23, 2023, the Company was in compliance with the sole financial covenant which the Company is required to adhere to under the Amended Credit Facility (discussed above).

On June 29, 2018, the Company secured a $12.5 million Term Loan, maturing in October 2022 with Crystal Financial LLC (now known as SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (discussed above), and during the twenty-six week period ended September 23, 2023, the Company was in compliance with such financial covenant. In addition, the Amended Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Amended Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both its Amended Credit Facility and its Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Amended Credit Facility and Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availability of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Amended Credit Facility and Amended Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Amended Credit Facility and Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves have been imposed by the Company’s senior secured lenders since the inception of the loans.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures will also depend on its ability to maintain adequate levels of available borrowing, adhere to all financial covenants with its lenders, obtain favorable payment terms from suppliers and its future performance, which may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. Such events include the potential impacts to our ability to generate cash from operations as a result of the rising inflation and interest rates. See “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on June 23, 2023 for additional information.

Borrowings under our Credit Facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 23, 2023	September 24, 2022

		(In thousands)
Credit facility availability	$72,934	$67,893
Amount borrowed at period end	$59,826	$51,718

Excess borrowing capacity at period end (before minimum threshold)	$13,108	$16,175

Average outstanding borrowed balance during the 26 weeks	$60,517	$48,061
Average excess borrowing capacity during the 26 weeks	$11,908	$15,406
Maximum borrowing outstanding during the 26 weeks	$64,142	$55,536
Minimum excess borrowing capacity during the 26 weeks	$10,048	$10,788
Weighted average interest rate for 26 weeks	7.8%	4.4%

Investissement Québec

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. As of September 23, 2023 the Company received a tolerance letter from Investissement Quebec tolerating a working capital ratio of 0.97 for the calculation as at March 30, 2024.

On August 24, 2021, the Company entered into a new 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 23, 2023, the Company had $3.5 million outstanding on the loan ($2.7 million as of March 25, 2023). The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. As of September 23, 2023, the Company received a tolerance letter from Investissement Quebec tolerating a working capital ratio of 0.97.

Other Financing

As of September 23, 2023, the Company had a balance of $2.0 million (U.S. $1.5 million) outstanding from an original $6.8 million (U.S. $5.0 million) cash advance from one of its controlling shareholders, Montel S.à.r.l. (“Montel”, previously known as Montrovest B.V.). This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends which is described above. This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

On April 12, 2021, the Company secured a 5-year term loan with Business Development Bank of Canada for an amount of up to $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of September 23, 2023, the Company has $0.3 million outstanding on the loan. The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments.

Cash flow—from operations

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
	September 23, 2023	September 24, 2022

	(In thousands)
Net cash provided by (used in)
Operating activities	$452	$(4,789)
Investing activities	(4,334)	(4,924)
Financing activities	4,611	9,276

Net increase (decrease) in cash and cash equivalents	$729	$(437)

Net cash provided by activities from operations was $0.5 million during the twenty-six week period ended September 23, 2023 as compared to net cash used in activities from operations of $4.8 million during the twenty-six week period ended September 24, 2022. The $5.2 million increase in cash flows provided by operating activities from operations was the result of (i) a $0.5 million increase in net income during the twenty-six week period ended September 23, 2023 compared to the same period in the prior fiscal year, (ii) $5.5 million of cash provided by changes in working capital, of which period over period changes included an inventory increase of $4.7 million driven by higher turnover of certain brands, return to vendors for non-performing merchandise, and lower purchases of inventory when compared to prior period, an accounts payable and accrued liabilities increase of $3.9 million driven by lower purchases of inventory in the period versus the same comparable period last year, an accounts receivable decrease of $5.5 million, driven primarily by a receivable from our RMBG joint venture, and a decrease in prepayments of $0.8 million driven by the timing of purchases of both gift bags and packaging, and (iii) a 0.8 million decrease in cash flows used by operating activities related to non-cash adjustments such as amortization of capital assets and depreciation of operating lease right-of-use assets.

During the twenty-six week period ended September 23, 2023, net cash used in investing activities from operations was $4.3 million as compared to $4.9 million during the twenty-six week period ended September 24, 2022. The $0.6 million decrease in net cash used in investing activities from operations was primarily attributable to a decrease in capital expenditures in the twenty-six week period ended September 23, 2023 as compared to the twenty-six week period ended September 24, 2022 driven by timing of store renovation projects and the implementation of the Company’s new enterprise resource planning (“ERP”) system and e-commerce platform.

Net cash provided by financing activities from operations was $4.6 million in the twenty-six week period ended September 23, 2023 as compared to $9.3 million provided in financing activities in the twenty-six week period ended September 24, 2022. The $4.7 million decrease in cash flows from financing activities was primarily due to a decrease in period over period changes to the bank indebtedness of $6.6 million during the twenty-six week period ended September 23, 2023 as compared to the comparable prior year period, an increase in cash inflows from long-term debt of $2.3 million related to the Investissement Quebec Essor loan for which $1.2 million was received in January 2023 and another $0.8 million in June 2023, as well as a decrease of $0.3 million in cash provided due to the exercise of stock options and warrants in the comparable prior period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under our Amended Credit Facility and Amended Term Loan each bear interest at floating rates which are based on CDOR plus a fixed interest rate for the Amended Term Loan and CDOR plus a spread depending on the excess availability levels for the Amended Credit Facility. As of September 23, 2023, we have not hedged these interest rate risks. As of September 23, 2023, we had $72.1 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.7 million.

Currency Risk

As of September 23, 2023, we had $20.8 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar, the Euro, the Swiss Franc and the Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 23, 2023, our earnings would have increased or decreased, respectively, by approximately $0.2 million.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We do not currently use derivatives to hedge these risks. Our retail sales and gross margin could be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our customers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, any statements about anticipated economic conditions, availability under our Amended Credit Facility and Amended Term Loan, anticipated distributions of profits, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on our Forms 20-F and our Forms 6-K. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on June 23, 2023 and subsequent filings with the SEC. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; (vii) the Company’s ability to invest in and finance capital expenditures; and (x) the Company’s ability to continue as a going concern.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 23, 2023	March 25, 2023
Assets
Current Assets
Cash and cash equivalents	$1,991	$1,262
Accounts receivable and other receivables	9,021	11,377
Inventories	92,025	88,357
Prepaid expenses and other current assets	2,766	2,694

Total current assets	105,803	103,690
Long-term receivables	1,515	2,000
Equity investment in joint venture	3,330	1,957
Property and equipment	26,446	26,837
Operating lease right-of-use asset	52,640	55,498
Intangible assets and other assets	7,566	6,999

Total non-current assets	91,497	93,291

Total assets	$197,300	$196,981

Liabilities and Stockholders’ Equity
Current liabilities
Bank indebtedness	$59,826	$57,890
Accounts payable	38,564	37,645
Accrued liabilities	5,866	7,631
Current portion of long-term debt	4,027	2,133
Current portion of operating lease liabilities	6,580	6,758

Total current liabilities	114,863	112,057
Long-term debt	23,203	22,180
Long-term portion of operating lease liabilities	59,570	62,989
Other long-term liabilities	1,695	358

Total long-term liabilities	84,468	85,527
Stockholders’ (deficiency) equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,012,999 (10,795,443 as of March 26, 2022)	40,674	39,019
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	21,876	23,504
Accumulated deficit	(122,327)	(120,845)
Accumulated other comprehensive loss	(9)	(36)

Total stockholders’ deficiency	(2,031)	(603)

Total liabilities and stockholders’ deficiency	$197,300	$196,981

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended September 23, 2023	26 weeks ended September 24, 2022

Net sales	$87,817	$80,040
Cost of sales	51,750	46,170

Gross profit	36,067	33,870
Selling, general and administrative expenses	32,483	31,923
Depreciation and amortization	3,089	2,620

Total operating expenses	35,572	34,543

Operating (loss) income	495	(673)

Interest and other financial costs	3,350	2,266

(Loss) income before taxes and equity in earnings of joint venture	(2,855)	(2,939)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes	1,373	943

Net (loss) income	(1,482)	(1,996)

Weighted average common shares outstanding
Basic	18,953	18,627
Diluted	18,953	18,627
Net (loss) income per common share
Basic	$(0.08)	$(0.11)
Diluted	$(0.08)	$(0.11)

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	26 weeks ended September 23, 2023	26 weeks ended September 24, 2022

Net (loss) income	$(1,482)	$(1,996)
Other comprehensive (loss) income:
Foreign currency translation adjustments (1)	27	(81)

Total comprehensive (loss) income	$(1,455)	$(2,077)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(In thousands except shares of voting common stock outstanding)

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 25, 2023	18,830,969	$96,774	$23,504	$(120,845)	$(36)	$(603)
Net loss	—	—	—	(1,482)	—	(1,482)
Cumulative translation adjustment	—	—	—	—	27	27
Total comprehensive loss	—	—	—	—	—	(1,455)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	27	—	—	27
Exercise of stock options and warrants	325,000	1,655	(1,655)	—	—	—

Balance at September 23, 2023	19,155,969	$98,429	$21,876	$(122,327)	$(9)	$(2,031)

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 26, 2022	18,515,913	$95,638	$23,669	$(113,413)	$(30)	$5,864
Net loss	—	—	—	(1,996)	—	(1,996)
Cumulative translation adjustment	—	—	—	—	(81)	(81)
Total comprehensive loss	—	—	—	—	—	(2,077)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	268	—	—	268
Exercise of stock options and warrants	219,056	637	(312)	—	—	325

Balance at September 24, 2022	18,734,969	$96,275	$23,625	$(115,409)	$(111)	$4,380

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 23, 2023	26 weeks ended September 24, 2022
Cash flows from (used in) operating activities:
Net (loss) income	$(1,482)	$(1,996)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,120	2,620
Leasehold inducements received	—	661
Amortization of debt costs	96	96
Net change of operating lease right-of-use assets and liabilities	(758)	(761)
Lease modifications	214	—
Compensation expense resulting from equity settled restricted stock units	27	268
Equity in earnings of joint venture	(1,373)	(943)
Other operating activities, net	(35)	102
(Increase) decrease in:
Accounts receivable, long-term receivables and other receivables	2,841	(2,642)
Inventories	(3,668)	1,026
Prepaid expenses and other current assets	(72)	(838)
(Decrease) increase:
Accounts payable	975	(1,293)
Accrued liabilities and other long-term liabilities	567	(1,089)

Net cash provided by (used in) operating activities from operations	452	(4,789)

Cash flows used in investing activities:
Additions to property and equipment	(3,743)	(4,916)
Additions to intangible assets and other assets	(591)	(8)

Net cash used in investing activities	(4,334)	(4,924)
Cash flows provided by financing activities:
Net increase (decrease) in bank indebtedness	1,911	8,472
Increase in long-term debt	3,906	1,572
Repayment of long-term debt	(1,006)	(1,050)
Repayment of obligations under finance lease	(170)	(42)
Payment of loan origination fees and costs	(30)	(1)
Exercise of stock options and warrants	—	325

Net cash provided by (used in) financing activities	4,611	9,276
Net (decrease) increase in cash and cash equivalents	729	(437)
Cash and cash equivalents, beginning of period	1,262	2,013

Cash and cash equivalents, end of period	$1,991	$1,576
Supplemental disclosure of cash flow information:
Interest paid	$3,329	$2,151
Non-cash transactions:
Property and equipment and intangible additions included in accounts payable and accrued liabilities	$123	$658

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.7

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of Birks Group Inc. for all periods presented.

These unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 23, 2023 and September 24, 2022 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 25, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 23, 2023 (the “Form 20-F”).

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the current fiscal year ended March 30, 2024 as fiscal 2024, and the prior fiscal year ending March 25, 2023 as fiscal 2023. Fiscal 2024 consists of a fifty-three week period and fiscal 2023 consists of a fifty-two week period.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing the Company’s March 25, 2023 annual consolidated financial statements. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the going concern assessment and the evaluation of the allowance for slow moving finished goods inventories. Other estimates include allowance for expected credit losses on receivables, the right-of-use assets and lease liabilities, deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates.

Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company funds its operations primarily through committed financing under its senior secured credit facility and senior secured term loan described in Note 5. The senior secured credit facility along with the senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

During fiscal years 2020, 2021 and 2022, in accordance with guidelines of local government authorities and public health officials, the Company had experienced intermittent government mandated closures of its retail stores as well as capacity restrictions. Although there were no government mandated closures of its retail stores in the twenty-six week period ended September 23, 2023 and the twenty-six week period ended September 24, 2022, the current economic, business and retail climates have significantly changed since March 2020 and as such, the Company cannot predict the degree to, or the time period over which its sales and operations will continue to be affected by the pandemic as well as by certain macroeconomic factors including inflation, changes in interest rates and stock market volatility and their potential impacts on customer behavior and consumer spending. The Company believes recent general economic conditions, including rising inflation and interest rates, could lead to a slow-down in certain segments of the global economy and affect the amount of discretionary income spent by potential customers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.

The Company continues and expects to continue to operate through its senior secured credit facility.

The Company recorded a net loss of $1.5 million for the twenty-six week period ended September 23, 2023, and a net loss of $2.0 million for the twenty-six week period ended September 24, 2022. The Company provided net cash flows from operations of $0.2 million in the twenty-six week period ended September 23, 2023 and used net cash flows from operations of $4.8 million in the twenty-six week period ended September 24, 2022.

On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada and an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions). The Amended Credit Facility and Amended Term Loan extended the maturity date of the Company’s pre-existing loans from October 2022 to December 2026.

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec, the sovereign fund of the province of Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $5.9 million is outstanding at September 23, 2023. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. As at September 23, 2023 the Company received a tolerance letter from Investissement Quebec tolerating a working capital ratio of 0.97.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 23, 2023, the Company has $3.5 million outstanding on the loan. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. As at September 23, 2023 the Company received a tolerance letter from Investissement Quebec tolerating a working capital ratio of 0.97.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations and/or continued adherence to the terms of its committed financings, obtain favorable payment terms from suppliers as well as to maintain specified excess availability levels under its Amended Credit Facility and its Amended Term Loan. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that would result in the outstanding balances borrowed under the Company’s Amended Credit facility and the Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and the Amended Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 23, 2023 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company if at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 23, 2023 by the Company’s senior secured lenders.

Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management plans include continuing to manage liquidity actively which allows for adherence to excess availability requirements, and where necessary cost reductions, which include reducing future purchases, maintaining reduced marketing and general operating expenses, the continued postponement of certain capital expenditures and obtaining favorable payment terms from suppliers. Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

1.	Recent Accounting Pronouncements

Recently Adopted Accounting Standards:

There were no new accounting pronouncements adopted during the twenty-six week period ended September 24, 2022 that have a material impact on the Company’s financial position or results of operations.

Recent Accounting Pronouncements Not Yet Adopted:

On March 12, 2020 the FASB issued ASU 2020-04 Reference rate reform (Topic 848). On December 21, 2022, the FASB issued an amendment to this reform, ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity. The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2024, following the amendments of ASU 2022-06. The Canadian Dollar Offered Rate (CDOR) is a benchmark interest rate referenced in a variety of agreements. The publication of certain CDOR rates were discontinued in May 2021, and the remaining rates are expected to be discontinued on June 30, 2024. Management continues to evaluate the impact of this ASU on the consolidated financial statements. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels. The amended term loan bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. There is currently no fallback language included in the current agreements with lenders and discussions with the lenders are expected to take place before the end of the fiscal year.

2.	Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 23, 2023, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2017 through 2023 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax expense for the twenty-six week period ended September 23, 2023 and for the comparable period ended September 24, 2022. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As of September 23, 2023, the Company had recorded a valuation allowance of $25.8 million ($24.8 million as of March 25, 2023) against the full value of the Company’s net deferred tax assets.

3.	Net Income (loss) Per Common Share

For the twenty-six week period ended September 23, 2023, the Company’s net loss per common share on a basic and diluted basis was ($0.08). Excluded from the computation of diluted earnings per share were 32,000 shares underlying stock options due to their antidilutive effect.

For the twenty-six week period ended September 24, 2022, the Company’s net loss per common share on a basic and diluted basis was ($0.11). Excluded from the computation of diluted earnings per share were 132,000 shares underlying stock options due to their antidilutive effect.

4.	Inventories

Inventories are summarized as follows:

	As of September 23, 2023	As of March 25, 2023

	(In thousands)
Raw materials and work in progress	$694	$858
Retail inventories and manufactured finished goods	91,331	87,499

	$92,025	$88,357

5.	Bank Indebtedness and Long-term Debt

As of September 23, 2023 and March 25, 2023, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $59.8 million ($60.2 million net of $0.4 million of deferred financing costs) and $57.9 million ($58.3 million net of $0.4 million of deferred financing costs), respectively. The Company’s Amended Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $13.1 million as of September 23, 2023 and $12.9 million as of March 25, 2023. The Company met its excess availability requirements throughout the twenty-six week period ended September 23, 2023, and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million Amended Credit Facility with Wells Fargo Canada Corporation. On October 23, 2017, the Company entered into a credit facility with Wells Fargo Capital Finance Corporation Canada for a maximum amount of $85.0 million, maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Canada Corporation. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Amended Credit Facility bears interest at a rate of Canadian Dollar Offered Rate (“CDOR”) plus a spread ranging from 1.5%—2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 23, 2023.

On June 29, 2018, the Company secured a $12.5 million Term Loan maturing in October 2022 with Crystal Financial LLC (“Crystal”) now known as SLR Credit Solutions (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both its Amended Credit Facility and its Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s Amended Credit Facility and its Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. In order to pay dividends, the Company is required to either (i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or (ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s Amended Credit Facility and its Amended Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 23, 2023 by the Company’s senior secured lenders.

The information concerning the Company’s bank indebtedness is as follows:

	26 Weeks Ended
	September 23, 2023	September 24, 2022

	(In thousands)
Maximum borrowing outstanding during the 26 weeks	$64,142	$55,536
Average outstanding borrowed balance during the 26 weeks	$60,517	$48,061
Weighted average interest rate for the 26 weeks	7.8%	4.4%
Effective interest rate at September 23, 2023	8.0%	5.9%

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company. As of September 23, 2023, the Company has $5.9 million outstanding on the loan ($6.8 million as of March 25, 2023). The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. As of September 23, 2023, the Company received a tolerance letter from Investissement Quebec tolerating a working capital ratio of 0.97.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 23, 2023, the Company has $3.5 million outstanding on the loan ($2.7 million as of March 25, 2023). The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. As of September 23, 2023, the Company received a tolerance letter from Investissement Quebec tolerating a working capital ratio of 0.97.

On July 14, 2023, the Company entered into a capital lease agreement with Varilease Finance, Inc. (“VFI”) to lease equipment. The initial cost of the equipment is U.S. $3.4 million ($4.5 million) and the term of the lease is 24 months bearing an interest rate of 16.1%. An advance payment was made in July 2023 in the amount of U.S. $1.1 million ($1.5 million) which covers the first two, last six, and a portion of the seventh to last payment.

On May 19, 2023, the Company entered into a capital lease agreement with Equilease Corp. (“Equilease”) to lease equipment. The initial cost of the equipment is $0.1 million and the term of the lease is 36 months. The leased equipment is to be repaid in equal monthly installments over 36 months, bearing an interest rate of 11.9%.

6.	Contingencies

(a)

The Company and its subsidiaries, in the normal course of business, may become involved from time to time in litigation and subject to claims. While the final outcome with respect to claims and legal proceedings pending at September 23, 2023 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

(b)

From time to time, the Company guarantees a portion of its private label credit card sales to its credit card vendor. At September 23, 2023 and September 24, 2022, the amount guaranteed under such arrangements was approximately $0.1 million and $0.1 million, respectively. At September 23, 2023 and September 24, 2022, the Company has recorded in accrued liabilities a reserve of nil and nil, respectively, associated with this guaranteed amount.

7.	Segmented Information

The Company has two reportable segments, Retail and Other. As of September 23, 2023, Retail operated 21 stores across Canada under the Maison Birks brand, one retail location in Calgary under the Brinkhaus brand, two retail locations in Vancouver under the Graff and Patek Philippe brands, and one retail location in Laval under the Breitling brand. Other consists primarily of our e-commerce, wholesale businesses and a gold exchange program. The following table disaggregates the Company’s net sales by classes of similar products and by channel:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/23/23	26 weeks ended 9/24/22	26 weeks ended 9/23/23	26 weeks ended 9/24/22	26 weeks ended 9/23/23	26 weeks ended 9/24/22

			(In thousands)
Jewelry and other	$35,224	$31,070	$4,542	$4,672	$39,766	$35,742
Timepieces	47,284	43,642	767	656	48,051	44,298

	$82,508	$74,712	$5,309	$5,328	$87,817	$80,040

The two reportable, “Retail” and “Other”, segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 23, 2023 and September 24, 2022 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/23/23	26 weeks ended 9/24/22	26 weeks ended 9/23/23	26 weeks ended 9/24/22	26 weeks ended 9/23/23	26 weeks ended 9/24/22

			(In thousands)
Sales to external customers	$82,508	$74,712	$5,309	$5,328	$87,817	$80,040
Inter-segment sales	—	—	$320	$219	$320	$219
Unadjusted gross profit	$34,481	$33,245	$2,398	$2,678	$36,879	$35,923

The following table sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the twenty-six week periods ended September 23, 2023 and September 24, 2022:

	26 weeks ended September 23, 2023	26 weeks ended September 24, 2022

	(In thousands)
Unadjusted gross profit	$36,879	$35,923
Inventory provisions	(384)	(492)
Other unallocated costs	(428)	(1,561)

Gross profit	$36,067	$33,870

8.	Leases

Amounts recognized in the Condensed Consolidated Statement of Earnings were as follows:

	26 weeks ended 9/23/23	26 weeks ended 9/24/22
Fixed operating lease expense	$5,973	$6,008
Variable operating lease expense (1)(2)	2,812	2,494

Total lease expense	$8,785	$8,502

(1)	No rent concessions were recognized in the condensed consolidated statement of earnings for each of the periods ended September 23, 2023 and September 24, 2022.
(2)

Variable operating lease expense includes percentage rent, taxes, mall advertising, and common area maintenance charges. The weighted average remaining operating lease term was five years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of September 23, 2023.

The following table provides supplemental cash flow information related to the Company’s operating leases:

	26 weeks ended 9/23/23	26 weeks ended 9/24/22
Cash outflows from operating activities for operating leases	$6,772	$6,990
Right-of-use assets obtained in exchange for operating lease liabilities (1)	—	1,897

(1)

Right-of-use assets obtained are recognized net of leasehold inducements. For the period ending September 23, 2023, there were no leasehold inducements. For the period ending September 24, 2022, leasehold inducements totaled $0.1 million, of which $0.1 million is included in Accounts receivable. As of September 24, 2023, $0.1 million of leasehold inducements to be collected was included in accounts receivable ($0.1 million at March 25, 2023).

The following table reconciles the undiscounted cash flows currently expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Condensed Consolidated Balance Sheet for operating leases existing as of September 23, 2023.

Minimum Lease Payments as of September 23, 2023
(in thousands)
Year ending March:
2024*	$6,677
2025	13,353
2026	13,499
2027	13,144
2028	12,388
Thereafter	56,871

Total minimum lease payments	115,932
Less: amount of total minimum lease payments representing interest	(49,782)

Present value of future total minimum lease payments	66,150
Less: current portion of lease liabilities	(6,580)

Long-term lease liabilities	$59,570

*	This amount represents minimum lease payments for the six-month period from September 24, 2023 to March 30, 2024.

9.	Related Party Transactions

The Company has a cash advance outstanding from one of its controlling shareholders, Montel S.a.r.l. (“Montel”, previously known as Montrovest B.V.), of U.S.$1.5 million (approximately $2 million in Canadian dollars) originally received in May 2009. This cash advance was provided to the Company by Montel to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. In the twenty-six week period ending September 23, 2023, interest expense of $0.1 million was recorded versus $0.1 million in the comparative prior period. At both September 23, 2023 and September 24, 2022, advances payable to Montel amounted to U.S. $1.5 million (approximately $2.0 million in Canadian dollars), respectively.

On April 16, 2021, the Company entered into a joint venture with FWI LLC (“FWI”) to form RMBG Retail Vancouver ULC (“RMBG”) to operate a retail location in Vancouver, British Columbia. The Company contributed a nominal cash amount as well as $1.6 million of certain assets in the form of a shareholder advance for 49% equity interest in RMBG, the legal entity comprising the joint venture. Likewise, FWI contributed certain assets in exchange for its 51% equity interest in RMBG, and has controlled the joint venture from the date of its inception. The Company has significant influence but not control over RMBG and therefore has applied the equity method of accounting to account for its investment in RMBG. The Company has recorded an equity method investment on the consolidated balance sheet and an equity pick-up on the consolidated statement of operations. In addition, as of September 23, 2023 and March 25, 2023, the Company had a non-interest bearing receivable from RMBG of $0.1 million and $1.8 million, respectively, which is presented in Accounts Receivable on the balance sheet. The receivable is reimbursed from the actual profits of the business. Dividends are only paid to the shareholders after the repayment of the shareholder’s loans. The Company expects profits will be distributed annually or as approved by the directors at their annual meetings in accordance with their respective shareholdings.